United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.____)

    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))


    Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)


    471110106
____________________________________________________________
(CUSIP Number of Class of Securities)


    J. Eugene Marans
    Cleary, Gottlieb, Steen & Hamilton
    2000 Pennsylvania Avenue, NW
    Washington, DC  20006
    (202) 974-1500
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)



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Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.




[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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FOR IMMEDIATE RELEASE
NOVEMBER 17, 2000



JARDINE FLEMING CHINA REGION FUND BOARD TO COMMENCE A SELF TENDER FOR UP TO 30% OF OUTSTANDING SHARES


Baltimore, MD--Further to its announcement of October 30, 2000, Jardine Fleming China Region Fund, Inc. (NYSE: JFC) announces its plans to commence a tender offer to acquire up to 30% of its outstanding shares of common stock. As previously announced, purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value, as determined on the closing of the tender offer. The tender offer is expected to commence on November 20, 2000 and remain open through December 18, 2000, unless extended.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, both of which are scheduled to be mailed to shareholders on November 20, 2000. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to MacKenzie Partners, Inc., the Information Agent for the tender offer, by calling (212) 929-5500 (collect) or (800) 322-2885 (toll free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday and 10:00 a.m. and 4:00 p.m. New York Time, Saturday (except holidays).


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          SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             JARDINE FLEMING INDIA FUND, INC.



                             /s/ Henry H. Hopkins
                             --------------------------------
                             Name:  Henry H. Hopkins
                             Title: Assistant Secretary

Dated:  November 17, 2000